

NASDAQ:CRME   TSX:COM

CARDIOME ANNOUNCES HEALTH CANADA APPROVAL OF AGGRASTAT® HIGH DOSE BOLUS REGIMEN

Vancouver, Canada, July 17, 2017 – Cardiome Pharma Corp. (NASDAQ:CRME / TSX:COM) today announced that the Therapeutic Products Directorate (TPD) of Health Canada has approved the AGGRASTAT® (tirofiban hydrochloride) 25 mcg/kg (high) dose bolus ("HDB") regimen, as requested under the Company's supplemental New Drug Submission (sNDS). The 25 mcg/kg AGGRASTAT HDB regimen (25 mcg/kg over three minutes, followed by a maintenance infusion of 0.15 mcg/kg/min) will now become the recommended dose to reduce the rate of refractory ischemic conditions, new myocardial infarction and death in high-risk patients with non-ST-elevation acute coronary syndrome (NSTE-ACS) who undergo early percutaneous coronary intervention (PCI).

Health Canada approved the AGGRASTAT HDB regimen based on evidence from a number of independent studies that indicated that a higher degree of platelet inhibition was beneficial for patients in need of an urgent PCI and thus at a high risk for ischemic events. The approval was also informed by investigator-initiated clinical studies where the clinical benefit of the AGGRASTAT HDB regimen was demonstrated in patients with NSTE-ACS who undergo early PCI.

"The approval of the sNDS for a high dose bolus regimen of AGGRASTAT for this higher risk patient population is an important accomplishment as it better aligns the Canadian, United States and European labels and best reflects current clinical practice," said Kiran Bhirangi, M.D., Cardiome's Head of Medical Affairs. "We expect that the label expansion in Canada will offer physicians the opportunity to treat even more patients suffering from NSTE-ACS."

About Acute Coronary Syndromes

Acute Coronary Syndromes (ACS) is a term that refers to a variety of conditions consistent with acute myocardial ischemia and/or infarction that are usually due to an abrupt reduction in coronary blood flow[1]. The ACS spectrum includes patients with ST-elevation myocardial infarction (STEMI) and non-ST–elevation ACS (NSTE-ACS), which is comprised of non-STEMI (NSTEMI) and unstable angina. The thrombus (i.e. blood clot that forms inside a blood vessel or chamber of the heart) formation reduces blood flow in the affected coronary artery and causes ischemic chest pain[1]. Research from Datamonitor estimates that in 2013, >880,000 persons in the US experienced an ACS event, while in the major five EU markets, this figure was >650,000[2]. Furthermore, the number of ACS incidences is expected to grow nearly 40% by 2033[2]. Approximately 70,000 acute myocardial infarctions occur each year in Canada and some 19,000 Canadians die from this condition[3].

More About AGGRASTAT®

AGGRASTAT® (tirofiban hydrochloride, or HCl) is an intravenous (IV) non-peptidal antagonist of the glycoprotein (GP) IIb/IIIa receptor, an important platelet surface receptor involved in platelet aggregation. AGGRASTAT, in combination with heparin and acetylsalicylic acid (ASA), is currently approved in Canada for the management of patients with unstable angina or non-Q-wave myocardial infarction, including patients who may subsequently undergo PCI to decrease the rate of refractory ischemic conditions, new myocardial infarction and death. By blocking fibrinogen from binding to the GP IIb/IIIa receptor, AGGRASTAT prevents the crosslinking of platelets, which is the basis for platelet aggregation. AGGRASTAT is commercialized in 60 countries worldwide, either by Cardiome or via its extensive distributor and partner network. Cardiome acquired Canadian AGGRASTAT commercialization rights through its acquisition of Correvio LLC in November 2013.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a specialty pharmaceutical company dedicated to the development and commercialization of innovative therapies that will improve the quality of life and health of patients suffering from disease. Cardiome has two marketed, in-hospital, cardiology products, BRINAVESS® (vernakalant IV), approved in Europe, Canada, and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and AGGRASTAT® (tirofiban hydrochloride) a reversible GP IIb/IIIa inhibitor indicated for use in patients with acute coronary syndrome. Cardiome also commercializes ESMOCARD® and ESMOCARD LYO® (esmolol hydrochloride), a short-acting beta-blocker used to control rapid heart rate in a number of cardiovascular indications, on behalf of their partner Amomed in select European markets. Cardiome has also licensed: XYDALBA™ (dalbavancin hydrochloride), a second generation, semi-synthetic lipoglycopeptide approved in the EU for the treatment of acute bacterial skin and skin structure infections (ABSSSI) in adults for select European and Middle Eastern nations and Canada from Allergan; and TREVYENT®, a development stage drug device combination that is under development for Pulmonary Arterial Hypertension for Europe, the Middle East and for Canadian markets from SteadyMed Therapeutics.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

References

1. Amsterdam EA et al. 2014 AHA/ACC guideline for the management of patients with non–ST-elevation acute coronary syndromes: a report of the American College of Cardiology/American Heart Association Task Force on Practice Guidelines. J Am Coll Cardiol. 2014;64:e139–228.
2. Datamonitor. Acute Coronary Syndrome: Epidemiology. October 2014.
3. Fitchett DH et al. Assessment and Management of Acute Coronary Syndromes (ACS): A Canadian Perspective on Current Guideline-Recommended Treatment – Part 1: Non-ST–Segment Elevation ACS Can J Cardiol 2011; 27:S387–S401.

Forward-Looking Statement Disclaimer
Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions. Forward- looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2017 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research and development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions in the United States, Canada, Europe, and the other regions in which we operate; market demand; technological changes that could impact our existing or future products; competition; existing governmental legislation and regulations and changes in, or the failure to comply with, governmental legislation and regulations; availability of financial reimbursement coverage from governmental and third-party payers for products and related treatments; adverse results or unexpected delays in pre-clinical and clinical product development processes; adverse findings related to the safety and/or efficacy of our products or products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to expand commercialization activities; and any other factors that may affect our performance. In addition, our business is subject to certain operating risks that may cause any results expressed or implied by the forward-looking statements in this presentation to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete pre-clinical and clinical development of our products; changes in our business strategy or development plans; intellectual property matters, including the unenforceability or loss of patent protection resulting from third-party challenges to our patents; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the availability of capital to finance our activities. These and other risks are described in the Form 40F and associated documents filed March 29, 2017 (see for example, "Risk Factors" in the Annual Information Form for the year ended December 31, 2016), in the Form 6-K filed May 15, 2017, and in our other filings with the Securities and Exchange Commission ("SEC") available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

Contact:

Justin Renz
CFO
Cardiome Pharma Corp.
604.677.6905 ext. 128
800.330.9928
jrenz@cardiome.com